BB 3/16


SEC MAIL
PROCESSING
RECEIVED
MAR - 1 2007
WASH., D.C.
213
SECTION

UNITED STAT
SECURITIES AND EXCHAN
Washington, D.C.



07004629

OMB APPROVAL	
Number:	3235-0123
es:	February 28, 2010
ated average burden	
hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65702

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 AND ENDING December 31, 2006
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Skyway Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 North Tampa Street, Suite 3550
(No. and Street)

Tampa,	Florida	33602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pender Newkirk & Company, LLP
(Name – *if individual, state last, first, middle name*)

100 South Ashly Drive, Suite 1650	Tampa	Florida	33602
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- XXX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/19

OATH OR AFFIRMATION

I, Bryan Crino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Skyway Advisors, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Signature

President

Title

Notary Public

NOTARY PUBLIC-STATE OF FLORIDA
Joseph M. Passero
Commission # DD610202
Expires: OCT. 30, 2010
BONDED THRU ATLANTIC BONDING CO., INC.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

Skyway Advisors, LLC

Year Ended December 31, 2006
Independent Auditors' Report

Skyway Advisors, LLC

Financial Statements

Year Ended December 31, 2006

Contents



Independent Auditors' Report

The Board of Directors
Skyway Advisors, LLC
Tampa, Florida

We have audited the accompanying statement of financial condition of Skyway Advisors, LLC as of December 31, 2006 and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Skyway Advisors, LLC as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pender Newkirk & Company LLP

Pender Newkirk & Company LLP
Certified Public Accountants
Tampa, Florida
February 23, 2007

Skyway Advisors, LLC

Statement of Financial Condition

December 31, 2006

Assets	
Cash	$ 333,561
Accounts receivable	12,000
Note receivable, related party	27,000
Furniture and equipment, net of accumulated depreciation	8,997
Other assets	23,964
	$ 405,522
Liabilities and Members' Equity	
Accounts payable, trade	$ 1,089
Members' equity	404,433
	$ 405,522

The accompanying notes are an integral part of the financial statements.

Skyway Advisors, LLC

Statement of Operations

Year Ended December 31, 2006

Revenues from investment banking activities:	
Success fees	$ 2,723,346
Retainers	82,500
Other	5,090
	2,810,936
Expenses:	
Consulting fees	289,992
Licenses and permits	2,577
Travel and marketing	44,252
Occupancy and equipment	34,515
Telephone and internet	21,417
Other	56,290
	449,043
Net income	$ 2,361,893

The accompanying notes are an integral part of the financial statements.

Skyway Advisors, LLC

Statement of Changes in Members' Equity

Year Ended December 31, 2006

Balance, January 1, 2006	$ 409,334
Net income	2,361,893
Distributions to members	(2,366,794)
Balance, December 31, 2006	$ 404,433

The accompanying notes are an integral part of the financial statements.

Skyway Advisors, LLC

Statement of Cash Flows

Year Ended December 31, 2006

Operating activities	
Net income	$ 2,361,893
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	10,951
Loss on sale of marketable securities	1,850
(Increase) decrease in:	
Accounts receivable	(12,000)
Other assets	6,605
Decrease in accounts payable, trade	(863)
Total adjustments	6,543
Net cash provided by operating activities	2,368,436
Investing activities	
Acquisition of furniture and equipment	(5,580)
Investment in marketable securities	(456,870)
Loans to related party	(27,000)
Net cash used by investing activities	(489,450)
Financing activities	
Distributions to members	(1,776,794)
Net increase in cash and cash equivalents	102,192
Cash, beginning of year	231,369
Cash, end of year	$ 333,561

Supplemental disclosures of cash flow information and noncash financing activities:

During the year, marketable securities with a value of $550,000 were distributed to the members of the Company.

During the year, an advance receivable in the amount of $40,000 to a related party was repaid via a distribution payment.

The accompanying notes are an integral part of the financial statements.

1. Background Information

Skyway Advisors, LLC was organized as Skyway Capital, LLC in 2002. It changed its name to Skyway Capital Partners, LLC in 2002 and then changed its name to Skyway Advisors, LLC (the "Company") in 2003. During April 2003, the Company registered with the Securities and Exchange Commission ("SEC") and is a member of NASD, Inc. The Company was formed to provide several classes of services including investment banking, private equity, debt financing and financial advisory services. The Company operates in numerous selected states across the country. The corporate headquarters is located in Tampa, Florida.

2. Significant Accounting Policies

The significant accounting policies followed are:

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The majority of cash is maintained with major financial institutions in the United States. Deposits with these banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk. At December 31, 2006, the Company's uninsured cash balances totaled approximately $136,000.

Accounts receivable consist primarily of trade receivables for investment banking and advisory services. The Company regularly reviews its accounts receivable for any bad debts. The review for bad debts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review of accounts receivable, no allowance for doubtful accounts is considered necessary at December 31, 2006.

2. Significant Accounting Policies (continued)

Furniture and equipment are recorded at cost. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, generally 3 years. For income tax purposes, the Company uses accelerated methods of depreciation for certain matters. Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. When furniture and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

Investment banking revenues consist of fees earned from providing mergers and acquisitions, financial restructuring, and advisory services. Success fees that are contingent upon the success of the services provided are recorded upon successful completion of the transaction. Retainer fees are recognized on a pro rata basis over the initial term of the agreement. Consulting fees are recognized as the services are provided.

The Company is treated as a partnership for income tax purposes. As a result, the members will report the entire taxable income on their individual income tax returns. Therefore, no provision for income taxes has been made to these financial statements.

3. Furniture and Equipment

Furniture and equipment consist of:

Furniture	$ 16,186
Telephone equipment	5,188
Computer hardware	28,553
Computer software	1,273
	51,200
Accumulated depreciation	(42,203)
	$ 8,997

4. Related Party Transactions

During the year, the Company loaned funds in the amount of $27,000 to an entity owned by the members of the Company. The note bears interest at an annual rate of eight percent, is unsecured, with principal and accrued interest due on October 2, 2011.

As mentioned, the Company reports as a partnership. In lieu of salaries, the members receive distributions proportionate to their ownership percentage. Distributions were in the form of cash, securities in the amount of $550,000 and as a reduction in an advance of $40,000 due to the company from a member.

The above amounts and terms are not necessarily indicative of the amounts and terms that would have been incurred had comparable transactions been entered into with independent parties.

5. Commitments

During the year, the Company moved its offices and entered into a new lease effective January 2007 and expires in December 2009. The following is a schedule by year of the future minimum rental payments required under this lease:

Year Ending December 31,	
2007	$ 77,535
2008	$ 80,120
2009	$ 82,704

Rent expense amounted to $25,938 for the year ended December 31, 2006.

6. Economic Dependency – Major Customers

For the year ended December 31, 2006, investment banking and other revenues from three customers amounted to $2,723,346, or 97 percent of total revenues for the year ended December 31, 2006.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1). At December 31, 2006, the Company had net capital of $332,472, which was $327,472 in excess of its required net capital of $5,000. The Company's net capital ratio was 0-to-1.

Supplementary Information

Skyway Advisors, LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2006

Schedule I

Net capital		
Total members' equity		$ 404,433
Total capital and allowable borrowings		404,433
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable	$ 12,000	
Note receivable, related party	27,000	
Furniture and equipment, net of accumulated depreciation	8,997	
Other assets	23,964	71,961
Net capital before haircuts on security positions		332,472
Haircuts on security positions		0
Net capital		$ 332,472
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable, trade		$ 1,089
Computation of basic net capital requirement		
Minimum net capital required (based on 6-2/3% of aggregate indebtedness)		$ 73
Minimum net capital required of reporting broker or dealer		$ 5,000
Net capital required (greater of above)		$ 5,000
Excess capital		$ 327,472
Ratio: Aggregated indebtedness to net capital		0.00 to 1.00

No material differences were noted from the Company's computation; therefore, reconciliation is not considered necessary.

Read independent auditors' report on financial statements.

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors
Skyway Advisors, LLC
Tampa, Florida

In planning and performing our audit of the financial statements and supplemental schedule of Skyway Advisors, LLC (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for

which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more that a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pender Newkirk & Company LLP

Pender Newkirk & Company LLP
Certified Public Accountants
Tampa, Florida
February 23, 2007

END